Exhibit 99.1

FINANCIAL STATEMENTS OF EQUITY METHOD INVESTEE

58 Daojia Inc.

F-1

Report of Independent Auditors

To the Board of Directors of 58 Daojia Inc.

We have audited the accompanying consolidated financial statements of 58 Daojia Inc. and its subsidiaries, which comprise the consolidated balance sheets as of December 31, 2017 and 2016, and the related consolidated statements of comprehensive loss, of shareholders’ deficit and of cash flows for the years then ended.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of 58 Daojia Inc. and its subsidiaries as of December 31, 2017 and 2016, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

F-2

Other Matter

The accompanying consolidated balance sheet of 58 Daojia Inc. as of December 31, 2018, and the related consolidated statements of comprehensive loss, changes in stockholders’ deficit and cash flows for the year then ended are presented for purposes of complying with Rule 3-09 of SEC Regulation S-X; however, Rule 3-09 does not require the 2018 financial statements to be audited and they are therefore not covered by this report.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People’s Republic of China

June 29, 2018

F-3

58 Daojia Inc.

CONSOLIDATED BALANCE SHEETS

As of December 31, 2017 and 2018*

(In thousands, unless otherwise noted)

	As of December 31,
	2017	2018*	2018*
	RMB	RMB	US$
			Note 2 (c)
ASSETS
Current assets:
Cash and cash equivalents	482,652	378,411	55,136
Term deposits	132,355	10,571	1,540

Accounts receivable (net of allowance for doubtful accounts of RMB123 and RMB46,597 as of December 31, 2017 and 2018, respectively)	46,063	75,880	11,056
Prepayments and other current assets	217,300	160,596	23,400
Total current assets	878,370	625,458	91,132
Non-current assets:
Property and equipment, net	42,336	52,513	7,651
Intangible assets, net	150,809	131,107	19,103
Long-term investments	51,150	52,650	7,671
Long-term prepayments	6,927	18,096	2,637
Deferred tax assets	7,735	7,464	1,088
Goodwill	1,017,474	1,017,474	148,251
Total non-current assets	1,276,431	1,279,304	186,401
Total assets	2,154,801	1,904,762	277,533
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable (including accounts payable of the consolidated variable interest entity (“VIEs”) without recourse to the Company of RMB22,948 and RMB100,169 as of December 31, 2017 and 2018 respectively)	37,452	174,326	25,400
Customer advances (including customer advances of the consolidated VIEs without recourse to the Company of RMB12,406 and RMB22,746 as of December 31, 2017 and 2018 respectively)	116,475	170,204	24,800
Taxes payable (including taxes payable of the consolidated VIEs without recourse to the Company of RMB7,371 and RMB4,159 as of December 31, 2017 and 2018, respectively)	10,218	8,067	1,175
Salary and welfare payable (including salary and welfare payable of the consolidated VIEs without recourse to the Company of RMB15,605 and RMB 27,597 as of December 31, 2017 and 2018, respectively)	63,580	103,269	15,047
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to the Company of RMB272,036 and RMB380,325 as of December 31, 2017 and 2018, respectively)	501,826	804,431	117,209
Total current liabilities	729,551	1,260,297	183,631
Non-current liabilities:
Convertible notes	-	165,945	24,179
Deferred tax liabilities	31,899	27,589	4,020
Total liabilities	761,450	1,453,831	211,830
Commitments and contingencies (Note 20)
Mezzanine equity
Series A Preferred Shares	1,960,260	1,280,521	186,578
Mezzanine classified noncontrolling interests	-	1,472,517	214,553
Total mezzanine equity	1,960,260	2,753,038	401,131
Shareholders’ deficit:
58 Daojia Inc. shareholders’ deficit
Ordinary shares	6	6	1
Additional paid-in capital	1,726,125	1,410,083	205,456
Accumulated deficit	(2,553,278)	(3,780,994)	(550,908)
Accumulated other comprehensive income	17,975	66,588	9,701
Total 58 Daojia Inc. shareholders’ deficit	(809,172)	(2,304,317)	(335,750)
Noncontrolling interests	242,263	2,210	322
Total shareholders’ deficit	(566,909)	(2,302,107)	(335,428)
Total liabilities, mezzanine equity and shareholders’ deficit	2,154,801	1,904,762	277,533

*Not covered by the auditor’s report

The accompanying notes are an integral part of these consolidated financial statements.

F-4

58 Daojia Inc.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

For the Years Ended December 31, 2016, 2017 and 2018*

(In thousands, unless otherwise noted)

	For the Year Ended December 31,
	2016	2017	2018*	2018*
	RMB	RMB	RMB	US$
				Note 2 (c)
Revenues	114,484	484,952	950,803	138,536
Cost of revenues(1)	(23,957)	(178,745)	(452,357)	(65,911)
Gross profit	90,527	306,207	498,446	72,625
Operating expenses(1):
Sales and marketing expenses	(759,389)	(740,996)	(1,126,467)	(164,131)
Research and development expenses	(133,496)	(157,589)	(269,303)	(39,239)
General and administrative expenses	(173,000)	(171,671)	(511,926)	(74,590)
Total operating expenses	(1,065,885)	(1,070,256)	(1,907,696)	(277,960)
Loss from operations	(975,358)	(764,049)	(1,409,250)	(205,335)
Other income/(expenses):
Interest income	13,734	7,144	4,946	721
Investment income	3,008	10,277	77	11
Impairment of long-term investments	(69,049)	(19,040)	-	-
Foreign currency exchange gain/(loss), net	(2,526)	642	553	81
Loss on fair value change of financial instruments	-	-	(19,613)	(2,858)
Others, net	14,982	(2,622)	(3,878)	(565)
Loss before income tax	(1,015,209)	(767,648)	(1,427,165)	(207,945)
Income tax benefit/(expense)	-	(2,191)	3,737	544
Net loss	(1,015,209)	(769,839)	(1,423,428)	(207,401)
Exclude: Net loss attributable to noncontrolling interests	-	34,187	195,712	28,516
Net loss attributable to 58 Daojia Inc.	(1,015,209)	(735,652)	(1,227,716)	(178,885)
Net loss	(1,015,209)	(769,839)	(1,423,428)	(207,401)
Other comprehensive income/(loss):
Foreign currency translation adjustment, net of nil tax	(61,517)	85,984	49,566	7,222
Total comprehensive loss	(1,076,726)	(683,855)	(1,373,862)	(200,179)

Note:

(1)	Share-based compensation expenses were allocated in cost of revenues and operating expenses as follows:

	For the Year Ended December 31,
	2016	2017	2018*	2018*
	RMB	RMB	RMB	US$
				Note 2(c)
Cost of revenue	-	284	3,004	438
Sales and marketing expenses	65	398	754	110
Research and development expenses	1,390	55	31	5
General and administrative expenses	88,179	2,317	93,233	13,583

 *Not covered by the auditor’s report

The accompanying notes are an integral part of these consolidated financial statements.

F-5

58 Daojia Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

For the Years Ended December 31, 2016, 2017 and 2018*

(In thousands, except share data, unless otherwise noted)

	Ordinary shares**		Additional paid-in	Accumulated	Accumulated other comprehensive	Noncontrolling	Total shareholders’
	Shares	Amount	capital	deficit	(loss)/income	interest	deficit
		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2015 (unaudited)	363,920,000	6	754,462	(802,417)	(7,142)	-	(55,091)
Share-based compensation	-	-	89,634	-	-	-	89,634
Net loss	-	-	-	(1,015,209)	-	-	(1,015,209)
Foreign currency translation adjustment, net of nil tax	-	-	-	-	(61,517)	-	(61,517)
Repurchase of ordinary shares	(12,400,000)	-	(10,000)	-	-	-	(10,000)
Restricted shares vested	12,400,000	-	-	-	-	-	-
Balance as of December 31, 2016	363,920,000	6	834,096	(1,817,626)	(68,659)	-	(1,052,183)
Share-based compensation	-	-	3,054	-	-	-	3,054
Change in 58 Daojia Inc.’s ownership interests in 58 Freight Inc. (Note 4)	-	-	888,975	-	-	-	888,975
Issuance of subsidiary shares for business combination (Note 4)	-	-	-	-	-	277,100	277,100
Net loss	-	-	-	(735,652)	-	(34,187)	(769,839)
Foreign currency translation adjustment	-	-	-	-	86,634	(650)	85,984
Balance as of December 31, 2017	363,920,000	6	1,726,125	(2,553,278)	17,975	242,263	(566,909)
Share-based compensation*	-	-	97,022	-	-	-	97,022
Net loss*	-	-	-	(1,227,716)	-	(195,712)	(1,423,428)
Foreign currency translation adjustment*	-	-	-	-	48,613	953	49,566
Preferred shares redemption value accretions*	-	-	(117,819)	-	-	(45,294)	(163,113)
Deemed dividends to Taobao China Holding Limited (“Taobao”) (Note 15)*	-	-	(300,792)	-	-	-	(300,792)
Beneficial conversion feature*	-	-	5,547	-	-	-	5,547
Balance as of December 31, 2018*	363,920,000	6	1,410,083	(3,780,994)	66,588	2,210	(2,302,107)

*	Not covered by the auditor’s report.
**	Ordinary shares include Class A ordinary shares, Class B ordinary shares and Class C ordinary shares. The number of ordinary shares is presented using the stock split basis, please refer to Note 16.

The accompanying notes are an integral part of these consolidated financial statements.

F-6

 58 Daojia Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2016, 2017 and 2018*

(In thousands unless otherwise noted)

	For the Year Ended December 31,
	2016	2017	2018*	2018*
	RMB	RMB	RMB	US$
				Note 2(c)
Cash flows from operating activities:
Net loss	(1,015,209)	(769,839)	(1,423,428)	(207,401)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation expenses	89,634	3,054	97,022	14,136
Depreciation and amortization expenses	11,581	30,399	50,832	7,406
Investment income	(3,008)	(10,277)	(77)	(11)
Impairment of long-term investments	69,049	19,040	-	-
Impairment of prepayments and other current assets and bad debt allowance for accounts receivable	-	24,320	68,555	9,989
Impairment of intangible assets	-	2,696	-	-
Foreign currency exchange loss/(gain), net	2,526	(642)	(553)	(81)
Loss on fair value change of financial instruments	-	-	19,613	2,858
Loss on disposal of property and equipment	99	-	-	-
Changes in operating assets and liabilities:
Accounts receivable	(1,259)	9,591	(76,291)	(11,116)
Prepayments and other assets	(53,940)	(139,367)	34,328	5,002
Accounts payable	15,850	(1,400)	136,629	19,907
Customer advances	29,465	86,268	53,729	7,829
Salary and welfare payable	20,936	16,209	39,689	5,783
Taxes payable	3,562	284	(2,151)	(313)
Accrued expenses and other liabilities	140,210	202,017	185,439	27,019
Net cash used in operating activities	(690,504)	(527,647)	(816,664)	(118,993)
Cash flows from investing activities:
Purchase of property and equipment	(48,152)	(13,603)	(48,714)	(7,098)
Purchase of intangible assets	(4,007)	(339)	-	-
Cash received for disposal of property and equipment	20	289	-	-
Increase of receivable from equity investee	(14,500)	-	-	-
Purchase of long-term investments	(23,667)	(2,500)	(1,500)	(219)
Purchase of term deposits	(130,128)	(718,439)	(98,246)	(14,315)
Proceeds from maturity of term deposits	1,001,522	1,163,888	219,157	31,932
Purchase of short-term investments	(814,500)	(2,344,000)	(25,000)	(3,643)
Proceeds from maturity of short-term investments	625,508	2,756,277	25,077	3,654
Cash received from acquisition of GoGoVan Business	-	9,246	-	-
Net cash provided by investing activities	592,096	850,819	70,774	10,311
Cash flows from financing activities:
Repurchase of ordinary shares	(9,523)	(477)	-	-
Proceeds from convertible notes	-	-	159,400	23,225
Proceeds from issuance of Series B Preferred Shares by 58 Freight Inc.	-	-	475,293	69,252
Net cash (used in)/provided by financing activities	(9,523)	(477)	634,693	92,477
Effect of exchange rate changes on cash and cash equivalents	3,772	(27,199)	6,956	1,016
Net increase/(decrease) in cash and cash equivalents	(104,159)	295,496	(104,241)	(15,189)
Cash and cash equivalents at the beginning of the year	291,315	187,156	482,652	70,325
Cash and cash equivalents at the end of the year	187,156	482,652	378,411	55,136
Supplemental disclosure of non-cash activities:
Property and equipment in accounts payable	399	913	246	36
Consideration payable for acquisition of GoGoVan Business	-	1,166,075	-	-
Conversion of Taobao’s Series A Preferred Shares of 58 Home to 58 Freight Inc.	-	-	300,792	43,827

*Not covered by the auditor’s report

The accompanying notes are an integral part of these consolidated financial statements.

F-7

58 Daojia Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 (not covered by the auditor’s report), 2017 and 2016

(In thousands, unless otherwise noted)

1.	Organization and principal activities

a.	Background

58 Daojia Inc. (the “Company” or “58 Home”), through its consolidated subsidiaries, including wholly-foreign owned enterprises (“WFOEs”), VIEs and VIEs’ subsidiaries (collectively, the “Group”), operates a mobile-based closed-loop transactional platform for home services, which directly connects consumers and individual service providers for local services such as domestic services, ad-hoc delivery services and platform services provided at home.

b.	History of the Group and basis of presentation

The Company was incorporated in British Virgin Islands (“BVI”) on January 26, 2015.

The Group began its operations in China in August 2014 through Tianjin 58 Daojia Life Services Co., Ltd. (“Tianjin 58 Home”), a limited liability company registered in the People’s Republic of China (“PRC”) and founded by Mr. Xiaohua Chen, the CEO of the Group, Mr. Jinbo Yao, the CEO of 58.com Inc. and 58 Co., Ltd.

In July 2015, the Company, through Beijing 58 Daojia Information Technology Co., Ltd (“Beijing 58 Home”), entered into a series of contractual agreements with Tianjin 58 Home whereby Tianjin 58 Home became the 100% consolidated VIE of the Company.

On November 27, 2015, the Company completed a Series A round of equity financing, with participation from Taobao, global investment firm KKR, and Ping An Group. Following the closing of the Series A round of equity financing of the Company, 58.com Inc. held 87.9% of the total outstanding ordinary shares of the Company and 61.7% of the total outstanding shares of the Company on an as-converted basis. On August 7, 2018, Taobao forfeited 54,211,111 Series A Preferred Shares of the Company for the subscription of 75,476,660 Series A Preferred Shares of 58 Freight Inc. (“58 Freight”), one of the Company’s subsidiaries undertaking ad-hoc delivery services. Following the closing of this conversion, 58.com Inc. held 68.8% of the total outstanding shares of the Company on an as-converted basis.

In August 2017, the Company, through Tianjin 58 Daojia Technology Limited Company (“Tianjin Technology”), entered into a series of contractual agreements with Tianjin 58 Daojia Freight Service Limited Company (“Tianjin Freight”). As the Company held 77.8% of the shares of Tianjin Technology, it effectively owns 77.8% equity interests of Tianjin Freight. (See Note d)

On July 2018, 58 Freight entered into a series of preferred shares subscription agreements with several investors. As of December 31, 2018, the Company held 52.9% of the total outstanding shares of 58 Freight on an as-converted basis.

58.com Inc. accounted for its investment in 58 Home using the equity method. As 58 Home is considered to be a significant equity method investee in 2016 and 2017, its financial statements are included as an exhibit to the Annual Report of 58.com Inc. on Form 20-F in accordance with Securities and Exchange Commission (“SEC”) Rule 3-09 of Regulation S-X.

F-8

58 Daojia Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 (not covered by the auditor’s report), 2017 and 2016

(In thousands, unless otherwise noted)

c.	Major subsidiaries and VIEs

The Company's major subsidiaries, VIEs and VIEs’ subsidiaries are as follows:

Name	Date of incorporation or acquisition	Place of incorporation	Percentage of direct or indirect economic ownership on as-converted basis as of December 31, 2018
Subsidiaries of the Company:
58 Freight	Incorporated on June 8, 2017	Cayman Islands	52.9%
58 Daojia Holding Limited (“Daojia Holding”)	Incorporated on February 12, 2015	Hong Kong	100%
58 Freight Holdings Limited (“Freight Hong Kong”)	Incorporated on June 26, 2017	Hong Kong	52.9%
GoGo Energy Limited	Acquired on August 29, 2017	Hong Kong	52.9%
GoGo Tech Limited	Acquired on August 29, 2017	Hong Kong	52.9%
Beijing 58 Home	Incorporated on July 10, 2015	The PRC	100%
Tianjin Technology	Incorporated on July 26, 2017	The PRC	52.9%

VIEs and VIEs’ subsidiaries:
Tianjin 58 Home	Incorporated on August 19, 2014	The PRC	100%
58 Daojia Co., Ltd. (“Changsha 58 Home”)	Incorporated on August 13, 2015	The PRC	100%
Zhenjiang 58 Daojia Supply Chain Management Limited Company (“Zhenjiang Supply Chain”)	Incorporated on March 20, 2017	The PRC	52.9%
Tianjin Freight	Incorporated on July 10, 2017	The PRC	52.9%
Shanghai GoGo Information Technology Limited Company	Acquired on August 29, 2017	The PRC	52.9%

F-9

58 Daojia Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 (not covered by the auditor’s report), 2017 and 2016

(In thousands, unless otherwise noted)

d.	Contractual arrangements with the Company’s VIEs

(i)	Contractual Arrangements with Beijing 58 Home

The Company has through Beijing 58 Home entered into contractual arrangements with Tianjin 58 Home and its shareholders described below, which are referred to as the Tianjin 58 Home Agreements. Through the Tianjin 58 Home Agreements, Beijing 58 Home exercises control over the operations of Tianjin 58 Home and receives substantially all its economic benefits and residual returns. Through the exclusive business cooperation agreement between Beijing 58 Home and Tianjin 58 Home, Beijing 58 Home agrees to provide certain technical and business support and related consulting services to Tianjin 58 Home in exchange for service fees. In addition, pursuant to the exclusive option agreements, Tianjin 58 Home is prohibited from declaring and paying any dividends without Beijing 58 Home’s prior consent and Beijing 58 Home enjoys an irrevocable and exclusive option to purchase Tianjin 58 Home shareholders’ equity interests, to the extent permitted by applicable PRC laws, at a specified price equal to the loan amount provided by Beijing 58 Home to the shareholders. If the lowest price permitted under PRC law is higher than the above price, the lowest price permitted under PRC law shall apply. Through these arrangements, 58 Home can obtain all of the income and the residual interests of Tianjin 58 Home, such as undistributed earnings, either through dividend distributions or purchase of equity interests of Tianjin 58 Home from its existing shareholders. As a result of the contractual arrangements, 58 Home consolidates the financial results of Tianjin 58 Home in its consolidated financial statements. In July 2016, one shareholder of Tianjin 58 Home transferred his equity interest in Tianjin 58 Home to 58 Co., Ltd. As a result, Beijing 58 Home amended and restated its contractual arrangements with Tianjin 58 Home to reflect the change in shareholding of Tianjin 58 Home.

Exclusive Business Cooperation Agreement

Under the exclusive business cooperation agreement between Tianjin 58 Home and Beijing 58 Home, Beijing 58 Home has the exclusive right to provide, among other things, technical support and business support and related consulting services to Tianjin 58 Home and Tianjin 58 Home agrees to accept all the consultation and services provided by Beijing 58 Home. Without Beijing 58 Home’s prior written consent, Tianjin 58 Home is prohibited from engaging any third party to provide any of the services under this agreement. In addition, Beijing 58 Home exclusively owns all intellectual property rights arising out of or created during the performance of this agreement. Tianjin 58 Home agrees to pay a monthly service fee to Beijing 58 Home at an amount determined solely by Beijing 58 Home after taking into account factors including the complexity and difficulty of the services provided, the time consumed, the seniority of the Beijing 58 Home employees providing services to Tianjin 58 Home, the value of services provided, the market price of comparable services and the operating conditions of Tianjin 58 Home. This agreement will remain effective unless Beijing 58 Home terminates the agreement in writing or a competent governmental authority rejects the renewal applications by either Tianjin 58 Home or Beijing 58 Home to renew its respective business license upon expiration. Tianjin 58 Home is not permitted to terminate this agreement in any event unless required by applicable laws. Beijing 58 Home did not collect any service fee payments from Tianjin 58 Home in 2016, 2017 and 2018.

Powers of Attorney

Pursuant to the powers of attorney, the shareholders of Tianjin 58 Home each irrevocably appointed Beijing 58 Home as the attorney-in-fact to act on their behalf on all matters pertaining to Tianjin 58 Home and to exercise all of their rights as a shareholder of Tianjin 58 Home, including but not limited to attend shareholders’ meetings, vote on their behalf on all matters of Tianjin 58 Home requiring shareholders’ approval under PRC laws and regulations and the articles of association of Tianjin 58 Home, designate and appoint directors and senior management members. Beijing 58 Home may authorize or assign its rights under this appointment to any other person or entity at its sole discretion without prior notice to the shareholders of Tianjin 58 Home. Each power of attorney will remain in force until the shareholder ceases to hold any equity interest in Tianjin 58 Home.

Equity Interest Pledge Agreements

Under the equity interest pledge agreements between Beijing 58 Home, Tianjin 58 Home and the shareholders of Tianjin 58 Home, the shareholders pledged all of their equity interests in Tianjin 58 Home to Beijing 58 Home to guarantee Tianjin 58 Home’s and Tianjin 58 Home’s shareholders’ performance of their obligations under the contractual arrangements including, but not limited to, the payments due to Beijing 58 Home for services provided. If Tianjin 58 Home or any of Tianjin 58 Home’s shareholders breaches its contractual obligations under the contractual arrangements, Beijing 58 Home, as the pledgee, will be entitled to certain rights and entitlements, including receiving proceeds from the auction or sale of whole or part of the pledged equity interests of Tianjin 58 Home in accordance with legal procedures. Beijing 58 Home has the right to receive dividends generated by the pledged equity interests during the term of the pledge. If any event of default as provided in the contractual arrangements occurs, Beijing 58 Home, as the pledgee, will be entitled to dispose of the pledged equity interests in accordance with PRC laws and regulations. The pledge will become effective on the date when the pledge of equity interests contemplated in these agreements are registered with the relevant local administration for industry and commerce and will remain binding until Tianjin 58 Home and its shareholders discharges all their obligations under the contractual arrangements. These equity interest pledge agreements are registered with the Tianjin Binhai New Area Market and Quality Supervision and Administration Bureau on September 8, 2015.

F-10

58 Daojia Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 (not covered by the auditor’s report), 2017 and 2016

(In thousands, unless otherwise noted)

Exclusive Option Agreements

Under the exclusive option agreements among Beijing 58 Home, Tianjin 58 Home and each of the shareholders of Tianjin 58 Home, each of the shareholders irrevocably granted Beijing 58 Home or its designated representative(s) an exclusive option to purchase, to the extent permitted under PRC law, all or part of his, her or its equity interests in Tianjin 58 Home. In addition, Beijing 58 Home has the option to acquire all the equity interests held by the shareholders in Tianjin 58 Home at a specified price equal to the loan amount provided by Beijing 58 Home to the individual shareholders. At the moment, Beijing 58 Home cannot exercise the exclusive options to purchase the current shareholders’ equity interests in Tianjin 58 Home due to the PRC regulatory restrictions on foreign ownership in the value-added telecommunications services. Beijing 58 Home may exercise the options if PRC opens up these industries to foreign investment.

Loan Agreements

Pursuant to the loan agreements between Beijing 58 Home and each individual shareholder of Tianjin 58 Home, Beijing 58 Home would provide interest-free loans with an aggregate amount of approximately RMB100 million to the individual shareholders of Beijing 58 Home for the sole purpose of funding the capital increase of Tianjin 58 Home. The loans can be repaid by transferring the individual shareholders’ equity interest in Tianjin 58 Home to Beijing 58 Home or its designated person pursuant to Exclusive Option Agreements. The term of each loan agreement is ten years from the date of the agreement expiring on August 25, 2025 and can be extended with the written consent of both parties before expiration.

(ii)	Contractual arrangements with Tianjin Technology

The Company has through Tianjin Technology entered into contractual arrangements with Tianjin Freight and its shareholders described below, which are referred to as the Tianjin Freight Agreements. Through the Tianjin Freight Agreements, Tianjin Technology exercises control over the operations of Tianjin Freight and receives substantially all its economic benefits and residual returns. Through the exclusive business cooperation agreement between Tianjin Technology and Tianjin Freight, Tianjin Technology agrees to provide certain technical and business support and related consulting services to Tianjin Freight in exchange for service fees. In addition, pursuant to the exclusive option agreements, Tianjin Freight is prohibited from declaring and paying any dividends without Tianjin Technology’s prior consent and Tianjin Technology enjoys an irrevocable and exclusive option to purchase Tianjin Freight shareholders’ equity interests, to the extent permitted by applicable PRC laws, at a specified price equal to zero or the lowest price permitted under PRC law. Through these arrangements, 58 Home can obtain all of the income and the residual interests of Tianjin Freight, such as undistributed earnings, either through dividend distributions or purchase of equity interests of Tianjin Freight from its existing shareholders. As a result of the Tianjin Freight Agreements, 58 Home consolidates the financial results of Tianjin Freight in its consolidated financial statements.

F-11

58 Daojia Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 (not covered by the auditor’s report), 2017 and 2016

(In thousands, unless otherwise noted)

Exclusive Business Cooperation Agreement

Under the exclusive business cooperation agreement between Tianjin Freight and Tianjin Technology, Tianjin Technology has the exclusive right to provide, among other things, technical support and business support and related consulting services to Tianjin Freight and Tianjin Freight agrees to accept all the consultation and services provided by Tianjin Technology. Without Tianjin Technology’s prior written consent, Tianjin Freight is prohibited from engaging any third party to provide any of the services under this agreement. In addition, Tianjin Technology exclusively owns all intellectual property rights arising out of or created during the performance of this agreement. Tianjin Freight agrees to pay service fee to Tianjin Technology at an amount determined solely by Tianjin Technology after taking into account factors including the complexity and difficulty of the services provided, the time consumed, the seniority of the Tianjin Technology employees providing services to Tianjin Freight, the value of services provided, the market price of comparable services and the operating conditions of Tianjin Freight. This agreement will remain effective unless Tianjin Technology terminates the agreement in writing or either the expiration of the operation period of Tianjin Freight or Tianjin Technology. Tianjin Freight is not permitted to terminate this agreement in any event unless required by applicable laws. Tianjin Technology did not collect any service fee payments from Tianjin Freight in 2017 and 2018.

Powers of Attorney

Pursuant to the powers of attorney, the shareholders of Tianjin Freight each irrevocably appointed Tianjin Technology as the attorney-in-fact to act on their behalf on all matters pertaining to Tianjin Freight and to exercise all of their rights as a shareholder of Tianjin Freight, including but not limited to attend shareholders’ meetings, vote on their behalf on all matters of Tianjin Freight requiring shareholders’ approval under PRC laws and regulations and the articles of association of Tianjin Freight, designate and appoint directors and senior management members. Tianjin Technology may authorize or assign its rights under this appointment to any other person or entity without prior consent by the shareholders of Tianjin Freight. Each power of attorney will remain in force until the shareholder ceases to hold any equity interest in Tianjin Freight.

Equity Interest Pledge Agreements

Under the equity interest pledge agreements between Tianjin Technology, Tianjin Freight and the shareholders of Tianjin Freight, the shareholders pledged all of their equity interests in Tianjin Freight to Tianjin Technology to guarantee Tianjin Freight’s and its shareholders’ performance of their obligations under the Tianjin Freight Agreements including, but not limited to, the payments due to Tianjin Technology for services provided. If Tianjin Freight or any of Tianjin Freight’s shareholders breaches its contractual obligations under the Tianjin Freight Agreements, Tianjin Technology, as the pledgee, will be entitled to certain rights and entitlements, including receiving proceeds from the auction or sale of whole or part of the pledged equity interests of Tianjin Freight in accordance with legal procedures. Tianjin Technology has the right to receive dividends generated by the pledged equity interests during the term of the pledge. If any event of default as provided in the Tianjin Freight Agreements occurs, Tianjin Technology, as the pledgee, will be entitled to dispose of the pledged equity interests in accordance with PRC laws and regulations. The pledge will become effective on the date when the pledge of equity interests contemplated in these agreements are registered with the relevant local administration for industry and commerce and will remain binding until Tianjin Technology has exercised the right of pledge under the equity interest pledge agreement or Tianjin Freight and its shareholders discharges all their obligations under the Tianjin Freight Agreements.

Exclusive Option Agreements

Under the exclusive option agreements among Tianjin Technology, Tianjin Freight and each of the shareholders of Tianjin Freight, each of the shareholders irrevocably granted Tianjin Technology or its designated representative(s) an exclusive option to purchase, to the extent permitted under PRC law, all or part of his, her or its equity interests in Tianjin Freight. In addition, Tianjin Technology has the option to acquire all the equity interests held by the shareholders in Tianjin Freight at the less of zero and the lowest price permitted under PRC law. At the moment, Tianjin Technology cannot exercise the exclusive options to purchase the current shareholders’ equity interests in Tianjin Freight due to the PRC regulatory restrictions on foreign ownership in the value-added telecommunications services. Tianjin Technology may exercise the options if PRC opens up these industries to foreign investment.

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58 Daojia Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 (not covered by the auditor’s report), 2017 and 2016

(In thousands, unless otherwise noted)

Loan Agreements

Pursuant to the loan agreements between Tianjin Technology and each individual shareholders of Tianjin Freight, Tianjin Technology provided interest-free loans with an aggregate amount of approximately RMB1 million to the individual shareholders of Tianjin Freight for the sole purpose of funding the capital increase of Tianjin Freight. The loans can be repaid by transferring the individual shareholders’ equity interest in Tianjin Freight to Tianjin Technology or its designated person pursuant to Exclusive Option Agreements. The term of each loan agreement is five years from the date of the agreement expiring on July 28, 2022 and can be extended with the written consent of both parties before expiration.

e.	Risks in Relation to the VIE Structure

It is possible that the Company’s operation of certain of its businesses through the VIEs could be found by PRC authorities to be in violation of PRC law and regulations prohibiting or restricting foreign ownership of companies that engage in such operations and businesses. While the Company’s management considers the possibility of such a finding by PRC regulatory authorities under current PRC law and regulations to be remote. In March 2019, a new draft of Foreign Investment Law (the “New Draft FIE Law”) was submitted to the National People’s Congress for review and was approved on March 15, 2019, which will come into effect from January 1, 2020. The approved Foreign Investment Law (the “FIE Law”) does not touch upon the relevant concepts and regulatory regimes that were historically suggested for the regulation of VIE structures, and thus this regulatory topic remains unclear under FIE Law. Since the FIE Law is new, there are substantial uncertainties exist with respect to its implementation and interpretation and it is also possible that variable interest entities will be deemed as FIEs and be subject to restrictions in the future. Such restrictions may cause interruptions to the Group’s operations, products and services and may incur additional compliance cost, which may in turn materially and adversely affect the Group’s business, financial condition and results of operations.

In addition, if the legal structure and contractual arrangements were found to be in violation of any other existing PRC laws and regulations, the PRC government could:

•	revoke the Group’s business and operating licenses;

•	require the Group to discontinue or restrict operations;

•	restrict the Group’s right to collect revenues;

•	block the Group’s websites;

•	require the Group to restructure the operations in such a way as to compel the Group to establish a new enterprise, re-apply for the necessary licenses or relocate its businesses, staff and assets;

•	impose additional conditions or requirements with which the Group may not be able to comply; or

•	take other regulatory or enforcement actions against the Group that could be harmful to the Group’s business.

The imposition of any of these penalties may result in a material and adverse effect on the Group’s ability to conduct the Group’s business. In addition, if the imposition of any of these penalties causes the Company to lose the right to direct the activities of any of the VIEs (through its equity interest in its subsidiaries) or the right to receive their economic benefits, the Company would no longer be able to consolidate the relevant VIEs and its subsidiaries, if any. In the opinion of management, the likelihood of loss in respect of the Company's current ownership structure or the contractual arrangements with its VIEs is remote.

F-13

58 Daojia Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 (not covered by the auditor’s report), 2017 and 2016

(In thousands, unless otherwise noted)

There is no VIE for which the Company has variable interest but not the primary beneficiary.

As of December 31, 2018, the aggregate accumulated deficit of VIEs and VIEs’ subsidiaries of Tianjin 58 Home and Tianjin Freight were RMB1,740,394 which has been included in the consolidated financial statements.

 The following financial statement amounts and balances of the Company's VIEs and VIEs’ subsidiaries were included in the accompanying consolidated financial statements as of December 31, 2017 and 2018 and for each of the three years ended December 31, 2016, 2017 and 2018. All intercompany transactions have been eliminated in consolidated financial statements.

	As of December 31,
	2017	2018
	RMB	RMB
Cash and cash equivalents	241,305	294,504
Accounts receivable, net	28,417	44,780
Inter-company receivables	34,336	484,353
Prepayments and other current assets	106,602	60,800
Property and equipment, net	4,546	12,319
Long-term investments	51,150	52,650
Intangible assets, net	83,131	70,492
Long-term prepayments	1,100	11,143
Total assets	550,587	1,031,041
Accounts payable	22,948	100,169
Customer advances	12,406	22,746
Taxes payable	7,371	4,159
Salary and welfare payable	15,605	27,597
Inter-company payables	647,534	1,245,575
Accrued expenses and other current liabilities	272,036	380,325
Deferred tax liabilities	20,771	17,623
Convertible notes	-	165,945
Total liabilities	998,671	1,964,139

	For the year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB

Revenue	35,149	246,588	450,480
Net loss	(220,897)	(260,609)	(484,546)
Net cash provided by/(used in) operating activities	373,990	(175,566)	(84,298)
Net cash provided by/(used in) investing activities	(375,525)	345,298	(22,903)
Net cash provided by financing activities	-	126,686	160,400

Under the contractual arrangements with the VIEs and through its respective equity interests in its subsidiaries, the Company has the power to direct activities of the VIEs and the VIEs’ subsidiaries and direct the transfer of assets out of the VIEs and the VIEs’ subsidiaries. Therefore, the Company considers that there is no asset of the VIEs and the VIEs’ subsidiaries that can be used only to settle their obligations. As the consolidated VIEs and VIEs’ subsidiaries are incorporated as limited liability companies under the PRC Company Law, the creditors do not have recourse to the general credit of the Company for the liabilities of the consolidated VIEs and the VIEs’ subsidiaries.

F-14

58 Daojia Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 (not covered by the auditor’s report), 2017 and 2016

(In thousands, unless otherwise noted)

The Company believes that the contractual arrangements among VIEs, its respective shareholders and relevant WFOEs are in compliance with PRC law and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements and if the shareholders of VIEs were to reduce their interest in the Company, their interests may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms.

Through the design of the power of attorney agreements, the shareholders of the VIEs effectively assigned their full voting rights to WFOEs, which gives WFOEs the power to direct the activities of VIEs and VIEs’ subsidiaries. As noted above, the Company believes this power of attorney is legally enforceable but may not be as effective as direct equity ownership.

 Currently there is no contractual arrangement that could require the Company to provide additional financial support to VIEs. As the Company is conducting its business mainly through VIEs, the Company may provide such support on a discretionary basis in the future, which could expose the Company to a loss.

The Company’s VIEs’ assets are comprised of recognized and unrecognized revenue-producing assets. The recognized revenue producing assets mainly include purchased servers, which were in the line of “Property and equipment, net” in the table above. The unrecognized revenue-producing assets mainly consist of the Internet Content Provider license (“ICP” license), trademarks, copyrights and registered patents, which have no recorded value.

The VIEs’ business operations rely in part on the technologies covered by the registered patents to generate revenues. Such technologies include (1) the data verification and processing technology used to verify and process local merchant information; (2) the data researching technology provided to end-users enable them to find the exact information they want in the shortest time; (3) the data publishing technology provided to merchants to help them to publish their service information more efficiently.

f.	Liquidity

The Company's consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations. The Group incurred a net loss of RMB1,015,209, RMB769,839 and RMB1,423,428 for each of the three years ended December 31, 2016, 2017 and 2018, respectively, and the net cash used in operating activities was RMB527,647 and RMB816,664 for each of the two years ended December 31, 2017 and 2018, respectively. Accumulated deficit was RMB2,553,278 and RMB3,780,994 as of December 31, 2017 and 2018, respectively. As of December 31, 2018, the Group’s total current liabilities exceeded the current assets by RMB634,839. The Company regularly monitors current and expected liquidity requirements to ensure that it maintains sufficient cash balances to meet its liquidity requirements in the short and long term. The Company has adopted Accounting Standards Update (“ASU”) No. 2014-15 “Presentation of Financial Statements – Going Concern” which addresses management’s responsibility to evaluate whether there is a substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures if the substantial doubt exists.

The liquidity of the Company is primarily dependent on its ability to generate adequate cash flows from operations and new financing events, including the issuance of preferred shares and convertible notes to investors of the Company or any of its major subsidiaries.

There are preferred shares and convertible notes newly issued by the major subsidiaries of the Company, as disclosed in Note 21, with the purchase price received of RMB271,506 and US$70,422 respectively during the period subsequent to December 31, 2018 before this report is issued. In addition, the Company is in active discussion with investors about the new financing plans.

F-15

58 Daojia Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 (not covered by the auditor’s report), 2017 and 2016

(In thousands, unless otherwise noted)

Based on the Company’s working capital forecast, the management is of the opinion that, the Group’s available cash, term deposits and anticipated cash flow from operations and financing events provide sufficient funds to meet the working capital requirements to fund planned operations and other commitments for at least the next twelve months from the date the consolidated financial statements for the year ended December 31, 2018 are issued. As a result, the Company’s consolidated financial statements for the year ended December 31, 2018 have been prepared on a going concern basis.

2.	Principal accounting policies

(a)	Principles of consolidation

The consolidated financial statements of the Company have been prepared in accordance with the generally accepted accounting principles in the United States (“U.S. GAAP”). The consolidated financial statements include the financial statements of the Company, its subsidiaries, the VIEs and VIEs’ subsidiaries for which the Company is the ultimate primary beneficiary.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

A VIE is an entity in which the Company or its subsidiary, through contractual arrangements, bears the risks of, and enjoys the rewards normally associated with, ownership of the entity, and therefore the Company or its subsidiary is the primary beneficiary of the entity.

All significant transactions and balances among the Company, its subsidiaries, the VIEs and VIEs’ subsidiaries have been eliminated upon consolidation.

(b)	Use of estimates

The preparation of the Company’s consolidated financial statements in conformity with the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities. Actual results could differ materially from those estimates. Significant accounting estimates reflected in the Company’s consolidated financial statements mainly include the determination of the fair value of identifiable assets and liabilities acquired through business combination, the determination of the fair value of the financial instruments, the valuation allowance of deferred tax assets, the valuation and recognition of share-based compensation, impairment of long-term investments and other long-lived assets and the determination of the estimated useful lives of property and equipment and intangible assets.

(c)	Functional currency and foreign currency translation

The functional currency of the Company and its subsidiaries incorporated outside of PRC is the United States dollar (“US$”), while the functional currency of the PRC entities in the Group is Chinese Renminbi ("RMB") as determined based on Accounting Standard Codification (“ASC”) 830, “Foreign Currency Matters”. Effective December 31, 2017, the Group changed its reporting currency from US$ to RMB. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the periods. Translation adjustments arising from these are reported as foreign currency translation adjustments and are shown as a component of other comprehensive loss in the consolidated statements of changes in shareholders’ deficit. Total foreign currency translation loss adjustments, net of nil tax was RMB61,517 for the year ended December 31, 2016. Total foreign currency translation gain adjustments, net of nil tax was RMB85,984 and RMB49,566 for the year ended December 31, 2017 and 2018, respectively.

F-16

58 Daojia Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 (not covered by the auditor’s report), 2017 and 2016

(In thousands, unless otherwise noted)

Foreign currency transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rates at the balance sheet dates. The resulting exchange differences are included in the consolidated statements of comprehensive loss. Total foreign currency exchange loss was RMB2,526 for the year ended December 31, 2016. Total foreign currency exchange gain was RMB642 and RMB553 for the year ended December 31, 2017 and 2018, respectively.

Translations of amounts from RMB into US$ for the convenience of the reader were calculated at the exchange rate of RMB6.8632 per US$1.00, the middle rate on December 31, 2018, the last business day in fiscal year 2018, as published on the website of the State Administration of Foreign Exchange of the PRC. No representation is made that the RMB amounts could have been, or could be converted into U.S. dollars at such rate.

(d)	Fair value of financial instruments

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace

Level 3 - Unobservable inputs which are supported by little or no market activity

The Group’s financial instruments mainly include term deposits, short-term investments, accounts receivable, other current assets, accounts payable, customer advances, accrued expenses, other current liabilities and convertible notes. The carrying value of the Company’s short-term financial instruments approximates their fair value because of their short maturities. The Company measures certain financial assets, including the investments under the cost method, intangible assets and fixed assets on other-than-temporary basis, which are marked to fair value when an impairment charge is recognized. Please see Note 13 for additional information.

(e)	Cash and cash equivalents

 Cash and cash equivalents represent cash on hand, demand deposits and highly liquid investments placed with banks or other financial institutions, which are unrestricted as to withdrawal or use, and which have original maturities of three months or less and are readily convertible to known amounts of cash. As of December 31, 2017 and 2018, majority of the Group’s cash and cash equivalents were held by major financial institutions located in the PRC and Hong Kong which management believes are of high credit quality.

F-17

58 Daojia Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 (not covered by the auditor’s report), 2017 and 2016

(In thousands, unless otherwise noted)

(f)	Term deposits

Term deposits represent time deposits placed with banks with original maturities of more than three months. Interest earned is recorded as interest income in the consolidated statements of comprehensive loss during the periods presented.

(g)	Short-term investments

Short-term investments include wealth management products with variable interest rates which were purchased from commercial banks. The Company carries these investments at fair value. Changes in the fair value are reflected in the consolidated statements of comprehensive loss as investment income. Fair value is estimated based on quoted prices of similar products provided by banks at the end of each period. The Company classifies the valuation techniques that use these inputs as Level 2 of fair value measurements. Please see Note 13 for additional information.

(h)	Accounts receivable, net

The carrying value of accounts receivable is reduced by an allowance that reflects the Company’s best estimate of the amounts that will not be collected. The Company makes estimations for the collectability of accounts receivable considering many factors including but not limited to reviewing accounts receivable balances, historical bad debt rates, accounts aging, repayment patterns, customer credit worthiness, financial conditions of the customers and industry trend analysis, resulting in their inability to make payments due to the Group. An accounts receivable is written off after all collection effort has ceased. The Company recognized nil, RMB123 and RMB46,597 allowance for doubtful accounts for the years ended December 31, 2016, 2017 and 2018, respectively.

(i)	Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment. Property and equipment are depreciated over the estimated useful lives on a straight-line basis. The estimated useful lives are as follows:

Computers and equipment	3 years
Furniture and fixtures	5 years
Leasehold improvements	Over the shorter of lease terms or the estimated useful lives of assets
Software	1-3 years
Vehicles	4 years

Expenditures for maintenance and repairs are expensed as incurred. The gain or loss on the disposal of property and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized under others, net in the consolidated statements of comprehensive loss.

(j)	Intangible assets, net

Intangible assets acquired through business acquisitions are recognized as assets separate from goodwill if they satisfy either the "contractual legal" or "separability" criterion. Intangible assets purchased are recognized and measured at fair value upon acquisition.

Intangible assets with finite lives are carried at cost less accumulated amortization. Separately identifiable intangible assets that have determinable lives continue to be amortized over their estimated useful lives using the straight-line method as follows:

F-18

58 Daojia Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 (not covered by the auditor’s report), 2017 and 2016

(In thousands, unless otherwise noted)

Domain names	3 - 10 years
Software	3 years
Trademark	10 years
Customer relationship	6 years
License	15 years

Intangible assets with infinite lives are evaluated to determine the fair value annually. An impairment loss is recognized if the carrying amount exceeds the fair value. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of any impairment loss for identifiable intangible assets is based on the amount by which the carrying amount of the assets exceeds the fair value of the asset. Accordingly, the Company recognized nil, RMB2,696 and nil impairment loss of intangible assets for the years ended December 31, 2016, 2017 and 2018, respectively.

(k)	Goodwill

Goodwill represents the excess of the purchase consideration over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed of the acquired entity as a result of the Company's acquisitions of interests in its subsidiaries and VIEs. Goodwill is not amortized but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. The Company first assesses qualitative factors to determine whether it is necessary to perform the two step quantitative goodwill impairment test. In the qualitative assessment, the Company considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. Based on the qualitative assessment, if it is more likely than not that the fair value of each reporting unit is less than the carrying amount, the quantitative impairment test is performed.

In performing the two step quantitative impairment test, the first step is to compare the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step is to compare the implied fair value of goodwill to the carrying value of a reporting unit's goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for the purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets, liabilities and goodwill to reporting units, and determining the fair value of each reporting unit.

(l)	Long-term investments

Long-term investments represent the Company’s equity investments in privately held companies.

ASU No. 2016-01 (“ASU 2016-01”), Recognition and Measurement of Financial Assets and Financial Liabilities amends certain aspects of recognition, measurement, presentation and disclosure of financial instruments. The main provisions require equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value through earnings, unless they qualify for a measurement alternative. The new guidance will require modified retrospective application to all outstanding instruments beginning January 1, 2018, with a cumulative effect adjustment recorded to opening accumulated deficit as of the beginning of the first period in which the guidance becomes effective. However, changes to the accounting for equity securities without a readily determinable fair value will be applied prospectively.

F-19

58 Daojia Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 (not covered by the auditor’s report), 2017 and 2016

(In thousands, unless otherwise noted)

Based on ASU 2016-01, an entity will be able to elect to record equity investments without readily determinable fair values and not accounted for by the equity method at cost, less impairment, adjusted for subsequent observable price changes. Entities that elect this measurement alternative will report changes in the carrying value of the equity investments in current earnings. If this measurement alternative is elected, changes in the carrying value of the equity investment will be required to be made whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer. The implementation guidance notes that an entity should make a “reasonable effort” to identify price changes that are known or that can reasonably be known.

The adoption of ASU 2016-01 does not adjust prior period amounts with the modified retrospective method. ASU 2016-01 does not have a material impact on the Company’s consolidated financial statements of 2018.

(m)	Customer advances

Customers pay in advance for domestic services. The cash proceeds received from customers are initially recorded as customer advances and then transferred to revenues when the services are provided.

(n)	Impairment of other long-lived assets

The carrying amounts of long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of assets to future undiscounted net cash flows expected to be generated by the assets. Such assets are considered to be impaired if the sum of the expected undiscounted cash flow is less than the carrying amount of the assets. The impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets. No impairment of other long-lived assets was recognized for the years ended December 31, 2016, 2017 and 2018, respectively.

(o)	Revenue recognition

Adoption of ASC 606

On January 1, 2018, the Company adopted ASC 606, applying the modified retrospective method to contracts that were not completed as of January 1, 2018. Adoption did not have a material impact on accumulated deficit as of January 1, 2018. Results for reporting periods beginning on or after January 1, 2018 are presented under ASC 606, while prior period amounts are not adjusted and continue to be reported in accordance with the Company’s historic accounting under ASC 605. ASC 606 does not have a material impact on the Company’s consolidated financial statements.

Revenues are recognized when control of the promised goods or services is transferred to the Group’s customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. The recognition of revenues involves certain management judgments, including estimated percentage based on the value of service being provided by individual service providers (i.e. nanny, cleaner, driver). The Company does not believe that significant management judgements are involved in revenue recognition, but the amount and timing of the revenues could be different for any period if management made different judgments or utilized different estimates.

F-20

58 Daojia Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 (not covered by the auditor’s report), 2017 and 2016

(In thousands, unless otherwise noted)

The following table presents the Group’s revenues disaggregated by products and services:

	Year Ended December 31, 2016 (in thousands)	Year Ended December 31, 2017 (in thousands)	Year Ended December 31, 2018 (in thousands)
Delivery services	23,161	233,175	498,918
Domestic services	84,846	236,042	401,346
Other revenues	6,477	15,735	50,539
Total	114,484	484,952	950,803

As noted above, in accordance with the modified retrospective method upon adoption of ASC 606, prior period amounts have not been adjusted.

Delivery services revenues

Delivery services revenues include revenues from logistics services and logistics platform services.

Revenue from logistics services is recognized on a gross basis when the service is rendered as the Group is primarily obligated in the logistics service, and has latitude in establishing prices with the contracted customers.

The Group operates a logistics platform that matches goods sender with vehicle drivers. Drivers can credit their driver account which can be used for taking up orders on the Group’s logistics platform. Such credits received are deferred and recognised as commission income after the completion of the logistics services. Commission income is recognised net of all discounts.

Domestic services revenues

Domestic services revenues include revenues from cleaning services, nursing services and platform services.

For cleaning services, the Group earns commission revenue from service providers for cleaning services orders placed through the Group’s website and mobile platforms. Commission revenue is recognized upon the completion of the services provided by the services providers. The commission is generally determined based on a certain percentage of service fees charged by service providers.

For nursing services, the Group earns service fees from nurses and end customers. Service revenue from nurses is recognized when the Group successfully helps nurses match with end customers. Service revenue from end consumers is recognized ratably over the contract period when nursing services are provided.

The platform services mainly consist of displaying service provider’ promotional links on the Group’s application. The Group earns commission revenue from the service providers. Commission revenue is recognized upon the completion of the services and is generally determined based on certain percentage of service fees charged by service providers.

Other revenues

Other revenues mainly consist of provision of fuel card arrangement service. Revenue from sales of fuel card and related costs are recognised on a gross basis as the Group acts as a principal. Revenue from fuel card sales are recognised when the customers accepted the goods and the related risks and rewards of ownership.

Contract Balances

Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represent amounts invoiced and revenue recognized prior to invoicing, when the Group has satisfied its performance obligations and has the unconditional right to payment. The allowance for doubtful accounts is estimated based upon the Company’s assessment of various factors, including historical experience, the age of the accounts receivable balances, current economic conditions and other factors that may affect the Group’s customers’ ability to pay. Contract assets as of December 31, 2018 were not material. The allowance for doubtful accounts was RMB123 and RMB46,597, respectively, as of December 31, 2017 and December 31, 2018.

F-21

58 Daojia Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 (not covered by the auditor’s report), 2017 and 2016

(In thousands, unless otherwise noted)

Customer advances related to unsatisfied performance obligations at the end of the period and consist of fees received from the customers in advance for domestic services and delivery services. As the duration of the contracts are generally less than one year, the majority of the performance obligations are satisfied in the following year. For the year ended December 31, 2018, RMB100,214 out of the customer advance balance as of December 31, 2017 was recognized as revenue.  The increase in the balance of customer advance is primarily due to the growth of revenue.

Revenue recognized in the current period from performance obligations related to prior periods was not material.

Practical Expedients

We have used the following practical expedients as allowed under ASC 606:

(i)	Payment terms and conditions vary by contract type, although terms generally include a requirement of prepayment or payment within one year or less. In instances where the timing of revenue recognition differs from the timing of invoicing, the management has determined that the contracts generally do not include a significant financing component.

(ii)	The Company generally expense sales commissions when incurred, because the amortization period would be one year or less. These costs are recorded within sales and marketing expenses.

(p)	Cost of revenues

Cost of revenues mainly consist of costs associated with the operation and maintenance of websites and app, which include fees paid to third parties for internet connection and services, insurance cost, payroll-related expenses, equipment depreciation, etc.

(q)	Advertising expenses

Advertising expenses are generally prepaid to the third parties for television, internet and outdoor advertising services. Advertising expenses are expensed when the services are received. For the years ended December 31, 2016, 2017 and 2018, advertising expenses recognized under sales and marketing expenses in the consolidated statements of comprehensive loss were RMB132,203, RMB195,807 and RMB238,167, respectively.

(r)	Research and development expenses

Research and development expenses mainly consist of personnel, rent and depreciation expenses associated with the development of and enhancement to the Group’s platforms and expenses associated with research and development. The research and development expenses are expensed as incurred for all the periods presented.

Costs incurred for the preliminary project stage of internal use software are expensed in research and development expenses when incurred. Costs incurred during the application development stage are capitalized when certain criteria are met as stated in ASC 350-40. Costs incurred during the post-implementation-operation stage are also expensed as incurred. As the period qualified for capitalization has historically been very short and the development costs incurred during this period have been insignificant, development costs of internal use software to date have been expensed when incurred.

F-22

58 Daojia Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 (not covered by the auditor’s report), 2017 and 2016

(In thousands, unless otherwise noted)

(s)	Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessors are accounted for as operating leases. Payments made under operating leases are charged to the operating expenses in the consolidated statements of comprehensive loss on a straight-line basis over the terms of underlying lease.

(t)	Share-based compensation

Share-based compensation expenses are recognized as costs and expenses on a straight-line basis over the vesting period in the consolidated statements of comprehensive loss based on the fair value of the related share-based awards on their grant date, if no performance conditions are required. Under ASC 718, compensation cost should be accrued if it is probable that the performance condition will be achieved and should not be accrued if it is not probable that the performance condition will be achieved. As a result, the Company recognizes no compensation expense for share-based awards with performance conditions unless the performance conditions become probable of being achieved.

 The Company uses the binominal option pricing model to determine the fair value of share options and account for share-based compensation expenses using an estimated forfeiture rate at the time of grant and revising the rate, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. Share-based compensation expenses are recorded net of estimated forfeitures such that expenses are recorded only for those share-based awards that are expected to vest.

See Note 17 for further information regarding share-based compensation assumptions and expenses.

(u)	Income taxes

Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are provided using the asset and liability method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes of a change in tax rates is recognized under income tax expense in the consolidated statements of comprehensive loss in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

Uncertain tax positions

The guidance prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures.

(v)	Employee benefits

Full-time employees of the Group in mainland China are entitled to staff welfare benefits including pension, work-related injury benefits, maternity insurance, medical insurance, unemployment benefit and housing fund plans through a PRC government-mandated defined contribution plan. Chinese labor regulation requires that the Group makes contributions to the government for these benefits based on certain percentage of the employees’ salaries, up to a maximum amount specified by the local government. Currently, the Group is paying contributions to the social insurance plan for all full-time employees and to the housing fund plans for some employees, but the amounts paid for these employees may not be sufficient as required by the PRC laws and regulations, for which the Company have made provision based on its best estimate. The Company has no legal obligation for the benefits beyond the required contributions.

F-23

58 Daojia Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 (not covered by the auditor’s report), 2017 and 2016

(In thousands, unless otherwise noted)

The Company recorded employee benefit expenses of RMB67,442, RMB96,210 and RMB170,740 for the years ended December 31, 2016, 2017 and 2018, respectively.

(w)	Government grants

Grants from the government are recognized at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions.

Government grants relating to costs are deferred and recognized under others, net in the consolidated statements of comprehensive loss over the period necessary to match them with the costs that they are intended to compensate.

Government grants relating to the property and equipment and other non-current assets are presented in the consolidated balance sheets by deducting the grants in arriving at the assets carrying amount and are credited to operating expenses in the consolidated statements of comprehensive loss on a straight-line basis over the expected lives of the related assets.

For the years ended December 31, 2016, 2017 and 2018, the Company recognized government grants of RMB14,523, RMB10,860 and RMB5,832, respectively, in others, net in the consolidated statements of comprehensive loss.

(x)	Ordinary shares

The Company accounts for repurchased ordinary shares under the cost method and includes such treasury stock as a component of the common shareholders’ equity. Cancellation of treasury stock is recorded as a reduction of ordinary shares, additional paid-in capital and retained earnings, as applicable. An excess of purchase price over par value is allocated to additional paid-in capital first with any remaining excess charged entirely to retained earnings.

(y)	Business combination and noncontrolling interests

The Company accounts for its business combinations using the acquisition method of accounting in accordance with ASC 805 "Business Combinations". The cost of an acquisition is measured as the aggregate of the acquisition date fair values of the assets transferred and liabilities incurred by the Group to the sellers and equity instruments issued. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets and liabilities acquired or assumed are measured separately at their fair values as of the acquisition date. The excess of (i) the total costs of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference will be recognized directly in the consolidated statements of comprehensive loss. During the measurement period, which can be up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the consolidated statements of comprehensive loss.

F-24

58 Daojia Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 (not covered by the auditor’s report), 2017 and 2016

(In thousands, unless otherwise noted)

In a business combination achieved in stages, the Company re-measures the previously held equity interest in the acquiree immediately before obtaining control at its acquisition date fair value and the re-measurement gain or loss, if any, is recognized in the consolidated statements of comprehensive loss.

(z)	Statutory reserves

The Company’s PRC subsidiaries, the VIEs and VIEs’ subsidiaries in PRC are required to make appropriations to certain non-distributable reserve funds.

In accordance with China’s Company Laws, the Company’s PRC subsidiary, the VIEs and VIEs’ subsidiaries that are Chinese companies, must make appropriations from their after-tax profit as determined under the Accounting Standards for Business Enterprises as promulgated by the Ministry of Finance of the People’s Republic of China (“PRC GAAP”) to non-distributable reserve funds including (i) statutory surplus fund and (ii) discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the respective company. Appropriation to the discretionary surplus fund is made at the discretion of the respective company.

Pursuant to the laws applicable to China’s Foreign Investment Enterprises, the Company’s subsidiaries that are foreign investment enterprises in PRC have to make appropriations from their after-tax profit as determined under PRC GAAP to reserve funds including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of the respective company. Appropriations to the other two reserve funds are at the respective company’s discretion. The use of the general reserve fund, statutory surplus fund and discretionary surplus fund are restricted to the offsetting of losses to increase the registered capital of the respective company. These reserves are not allowed to be transferred out as cash dividends, loans or advances, nor can they be distributed except under liquidation.

As of December 31, 2018, the Company’s PRC entities were in an accumulated deficit position and no statutory reserve was made accordingly.

(aa)	Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence of the same party, such as a family member or relative, shareholder, or a related corporation.

(ab)	Comprehensive income/(loss)

Comprehensive income/(loss) is defined as the change in equity of the Group during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Comprehensive income/(loss) is reported in the consolidated statements of comprehensive loss. Accumulated other comprehensive income/(loss), as presented on the accompanying consolidated balance sheets, consists of accumulated foreign currency translation adjustment.

F-25

58 Daojia Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 (not covered by the auditor’s report), 2017 and 2016

(In thousands, unless otherwise noted)

(ac)	Recently issued accounting pronouncements

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842)” (“ASU 2016-02”), which amends the existing accounting standards for lease accounting. For operating leases, ASU 2016-02 requires a lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in its balance sheet with terms of more than twelve months. Lessees are permitted to make an accounting policy election to not recognize the asset and liability for leases with a term of twelve months or less. The standard also requires a lessee to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, on a generally straight-line basis. In addition, this standard requires both lessees and lessors to disclose certain key information about lease transactions. ASU 2016-02 is effective for publicly-traded companies for annual reporting periods, and interim periods within those years, beginning after December 15, 2018. Early adoption is permitted. Based on its preliminary assessment, the Group expects to record a right-of-use asset of approximately RMB160.5 million and a lease liability of approximately RMB150.8 million on its adoption date of January 1, 2019. The Group will use a modified retrospective approach under ASU 2018-11 and will not restate prior periods.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments-Credit Losses (Topic 326)”, which requires entities to measure all expected credit losses for financial assets held at the reporting date. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. The amendments are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The Company is currently evaluating the impact that the adoption of this update will have on its consolidated financial statements and related disclosures.

In January 2017, the FASB issued ASU No. 2017-04, “Simplifying the Test for Goodwill Impairment.” The guidance removes Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. Goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The guidance should be adopted on a prospective basis for the annual or any interim goodwill impairment tests beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Company does not believe that the adoption of this guidance would have significant impact on its consolidated financial statements.

3.	Credit risks and concentration

(a)	Credit risk

The Group’s credit risk arises from cash, term deposits, short-term investments, as well as credit exposures to receivables due from its customers, equity investee and other parties.

The Company believes that there is no significant credit risk associated with cash and term deposits which were held by reputable financial institutions in the jurisdictions where the Company, its subsidiaries, the VIEs and VIEs’ subsidiaries are located.

The Group has no significant concentrations of credit risk with respect to its customers. The Company assesses the credit quality of and sets credit limits on its customers by taking into account their financial position, the availability of guarantees from third parties, their credit history and other factors such as current market conditions.

(b)	Major customers

There was no customer whose revenue represented over 10% of total revenues for the years ended December 31, 2016, 2017 and 2018, respectively.

The accounts receivable, net of allowance for doubtful accounts from one customer represented approximately 40% of total accounts receivable, net of allowance for doubtful accounts as of December 31, 2017. The accounts receivable, net of allowance for doubtful accounts from two customers each represented 14% of total accounts receivable, net of allowance for doubtful accounts as of December 31, 2018.

F-26

58 Daojia Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 (not covered by the auditor’s report), 2017 and 2016

(In thousands, unless otherwise noted)

(c)	Foreign currency risk

The Group’s operating transactions are mainly denominated in RMB. RMB is not freely convertible into foreign currencies. The value of the RMB is subject to changes by the central government policies and to international economic and political developments. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (the “PBOC”). Remittances in currencies other than RMB by the Group in PRC must be processed through the PBOC or other PRC foreign exchange regulatory bodies which require certain supporting documentation in order to effect the remittance.

4.	Acquisition of GoGo Tech Holdings Limited’s subsidiaries (“GoGoVan Business”)

In August, 2017, the Company and 58 Freight, entered into an agreement with GoGo Tech Holdings Limited (“GoGoVan Cayman”) where the Company issued 22.2% of its equity interests in 58 Freight to GoGoVan Cayman, and 58 Freight acquired 100% equity interests of GoGoVan Cayman’s wholly-owned subsidiaries and VIEs (collectively referred to as “GoGoVan”) through a series of planned and integrated transactions. The transactions were completed on August 29, 2017. This arrangement is intended to enable the Group to expand into overseas markets and business lines by combining the Group’s delivery service with GoGoVan’s platform. Total consideration for this acquisition was 88,888,888 newly issued ordinary shares of the 58 Freight to GoGoVan Cayman. The Company owned 77.8% equity interest in 58 Freight, which owned 100% of equity interest in GoGoVan after the acquisition. The Company considered that it had a controlling financial interest over the equity interest of GoGoVan through 58 Freight under the voting interest model, and as a result consolidated GoGoVan since August 29, 2017.

The acquisition has been accounted for as a business acquisition and the results of operations of GoGoVan from the acquisition date have been included in the Company’s consolidated financial statements. The Company made estimates and judgments in determining the fair value of acquired assets and liabilities, with the assistance of an independent valuation firm and management’s experience with similar assets and liabilities. In performing the purchase price allocation, the Company considered the analyses of historical financial performance and estimates of future performance of GoGoVan.

The allocation of the purchase price is as follows:

	Amounts	Amortization Years
	RMB
Net assets acquired	14,108
Amortizable intangible assets:
Domain names and trademarks	96,100	10
Software	15,000	3
Customer relationship	47,600	6
Goodwill	1,017,474
Deferred tax assets	9,397
Deferred tax liabilities	(33,604)
Total	1,166,075

Total purchase price
-Equity consideration	1,166,075
Total	1,166,075

F-27

58 Daojia Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 (not covered by the auditor’s report), 2017 and 2016

(In thousands, unless otherwise noted)

The excess of purchase price over net tangible assets and identifiable intangible assets acquired were recorded as goodwill. Goodwill primarily represented the expected synergies from combining the Group’s delivery business with GoGoVan’s platform. The goodwill was not expected to be deductible for tax purposes. There is no impairment recognized for above goodwill in 2018.

5.	Accounts receivable, net

Accounts receivable consists of the following:

	As of December 31,
	2017	2018
	RMB	RMB
Accounts receivable	46,186	122,477
Allowance for doubtful accounts	(123)	(46,597)
Accounts receivable, net	46,063	75,880

 Movement of allowance for doubtful accounts is as follows:

	As of December 31,
	2016	2017	2018
	RMB	RMB	RMB
Balance at beginning of year	-	-	123
Provisions	-	123	46,474
Balance at end of year	-	123	46,597

The allowance for doubtful accounts as of December 31, 2018 mainly consists of one customer who is not capable of making the payment to the Group.

6.	Prepayments and other current assets

The following is a summary of prepayments and other current assets:

	As of December 31,
	2017	2018
	RMB	RMB
Receivables from online payment platforms	90,063	60,358
Rental and other deposits	20,971	37,858
Freight disbursement on behalf of customers	57,387	3,204
Input value-added tax	16,802	19,618
Consumables	6,197	7,403
Prepaid advertising fees	4,790	3,161
Advances to suppliers	1,367	2,884
Employee advances	-	783
Interest receivable	1,419	686
Others	18,304	24,641
Prepayments and other current assets	217,300	160,596

F-28

58 Daojia Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 (not covered by the auditor’s report), 2017 and 2016

(In thousands, unless otherwise noted)

7.	Property and equipment, net

The following is a summary of property and equipment, net:

	As of December 31,
	2017	2018
	RMB	RMB
Leasehold improvements	47,362	65,646
Computers and equipment	27,621	44,764
Software	3,005	5,804
Furniture and fixtures	3,183	3,336
Vehicles	519	641
Total	81,690	120,191
Less: Accumulated depreciation	(39,354)	(67,678)
Net book value	42,336	52,513

Depreciation expenses for the years ended December 31, 2016, 2017 and 2018 were RMB10,810, RMB22,359 and RMB28,226, respectively.

8.	Intangible assets, net

The following is a summary of intangible assets, net:

	As of December 31,
	2017	2018
	RMB	RMB
Trademark	95,661	97,957
Customer relationship	47,455	48,213
Software	14,932	15,290
Domain names	4,736	4,736
License	294	295
Total	163,078	166,491
Less: Accumulated depreciation	(9,573)	(32,688)
Impairment of domain names	(2,696)	(2,696)
Net book value	150,809	131,107

Amortization expenses for the years ended December 31, 2016, 2017 and 2018 were RMB771, RMB8,040 and RMB22,606, respectively. The Company recorded nil, RMB2,696 and nil impairment loss for intangible assets for the years ended December 31, 2016, 2017 and 2018, respectively.

The estimated aggregate amortization expenses for each of the five succeeding fiscal years and thereafter are as follows:

Amounts
RMB
For the year ended December 31, 2018
2019	21,389
2020	21,389
2021	21,389
2022	21,389
2023	21,389
Thereafter	24,162
Total	131,107

F-29

58 Daojia Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 (not covered by the auditor’s report), 2017 and 2016

(In thousands, unless otherwise noted)

9.	Long-term investments

The following is a summary of long-term investments:

	As of December 31,
	2017	2018
	RMB	RMB
Cost method investments:
Investee A (a)	13,500	15,000
Investee B (b)	11,300	11,300
Investee C (c)	18,750	18,750
Others (d)	7,600	7,600
Total cost method long-term investments	51,150	52,650

(a) In 2015, the Company acquired shares of investee A for cash consideration of RMB12,000. In 2017, the Company acquired additional shares of investee A at total cash consideration of RMB3,000, among which RMB1,500 was paid in 2017 and remaining paid in 2018. Investee A is mainly engaged in the business of providing make-up services. The investment is accounted for under cost method as the shares invested by the Company were not considered as in-substance common stock and the shares do not have readily determinable fair value.

(b) In 2015, the Company acquired shares of investee B for cash consideration of RMB11,300. Investee B is mainly engaged in the business of providing health-care services. The investment is accounted for under cost method as the shares invested by the Company were not considered as in-substance common stock and the shares do not have readily determinable fair value.

(c) In 2016, the Company acquired shares of investee C for total consideration of RMB18,750. Investee C is mainly engaged in the business of providing management services for enterprises. The investment is accounted for under cost method as the shares invested by the Company were not considered as in-substance common stock and the shares do not have readily determinable fair value.

(d) Others represent other cost method investments, the shares of which the Company invested were not considered as in-substance common stock and the shares do not have readily determinable fair value. As a result, the Company accounted for its investments in these investees using cost method.

(e) In 2015 and 2016, the Company made investment in investee D for cash consideration of RMB69,049 in aggregation. The investment is accounted for under cost method as the invested by the Company were not considered as in-substance common stock and the shares do not have readily determinable fair value. In 2016, the Company recognized a full impairment for this investment because 1) the deterioration of investee D’s economic performance and management believed that it was not expected to be recovered in the foreseeable future considering the overall performance of the industry and 2) the Company noted that the fair value of investee D decreased significantly and such decrease was considered to be other than temporary.

(f) In 2016, the Company made investment in investee E for cash consideration of RMB19,040. The investment is accounted for under cost method as the shares invested by the Company were not considered as in-substance common stock and the shares do not have readily determinable fair value.  After the completion of the impairment analysis, the Company noted that the fair value of investee E decreased significantly and such decrease was considered to be other than temporary. As a result, investment in investee E was fully impaired in 2017.

F-30

58 Daojia Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 (not covered by the auditor’s report), 2017 and 2016

(In thousands, unless otherwise noted)

10.	Long-term prepayments

The following is a summary of long-term prepayments:

	As of December 31,
	2017	2018
	RMB	RMB
Prepayments for leasehold improvements	-	13,209
Rental deposits	4,289	4,519
Prepayments for purchase of property and equipment	2,638	368
Total	6,927	18,096

11.	Accounts payable

The following is a summary of accounts payable:

	As of December 31,
	2017	2018
	RMB	RMB
Payable for advertising fees	18,273	108,293
Payable to drivers	5,821	33,719
Payable for services fees	8,317	25,931
Payable for purchase of property and equipment	913	246
Others	4,128	6,137
Total	37,452	174,326

12.	Accrued expenses and other current liabilities

The following is a summary of accrued expenses and other current liabilities:

	As of December 31,
	2017	2018
	RMB	RMB
Payable to 58 Home service providers	263,356	338,549
Deposits from service providers	108,447	182,460
Warrants (Note 15)	-	113,190
Customer membership card deposits	95,203	108,471
Accrued office expenses	12,879	34,767
Others	21,941	26,994
Total	501,826	804,431

13.	Fair value measurements

Measured on recurring basis

The Company measured its financial assets including term deposits, short-term investments, and financial liabilities including current liability and non-current liability at fair value on a recurring basis as of December 31, 2017 and 2018. The following table sets forth the financial instruments, measured at fair value at recurring basis, by level within the fair value hierarchy:

F-31

58 Daojia Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 (not covered by the auditor’s report), 2017 and 2016

(In thousands, unless otherwise noted)

		As of December 31,
Financial instruments	Fair value hierarchy	2017	2018
		RMB	RMB
Term deposits	Level 2	132,355	10,571
Warrants	Level 3	-	113,190
Convertible notes (Note 18)	Level 3	-	165,945

Term deposits

The Company measures term deposits at fair value based on the pervasive interest rates in the market, which are also the interest rates as stated in the contracts with the banks. The Company classifies the valuation techniques that use the pervasive interest rates input as Level 2 of fair value measurements. Generally, there are no quoted prices in active markets for identical time deposits at the reporting date. In order to determine the fair value, the Company must use the discounted cash flow method and observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

 Warrants

The Company classified the warrants to purchase preferred shares as current liability and measured warrants at fair value based on the fair value of 58 Freight. The Company classifies the valuation techniques that use fair value of the principle as Level 3 of fair value measurements. Generally, there are no quoted prices in active markets and other inputs that are directly or indirectly observable in the marketplace for the warrants issued during the period at the reporting date. In order to determine the fair value, the Company must use the discounted cash flow method, net asset of principle and earning forecast as unobservable inputs other than quoted prices in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Convertible notes

The Company classified the convertible notes as non-current liability and measured the convertible notes at fair value based on the fair value of 58 Freight. The Company classifies the valuation techniques that use fair value of the principle as Level 3 of fair value measurements. Generally, there are no quoted prices in active markets and other inputs that are directly or indirectly observable in the marketplace for the convertible notes issued during the period at the reporting date. In order to determine the fair value, the Company must use the discounted cash flow method, net asset of principle and earning forecast as unobservable inputs other than quoted prices in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

The following are other financial instruments not measured at fair value in the balance sheets but the fair value is estimated for disclosure purposes.

Short-term receivables and payables

Accounts receivable and prepayments and other current assets are financial assets with carrying values that approximate to the fair value due to their short term nature. Accounts payable and accrued expenses and other current liabilities are financial liabilities with carrying values that approximate to the fair value due to their short term nature. The Company estimates fair values of short-term receivables and payables and classifies the valuation technique as Level 3 of fair value measurement, as it uses estimated cash flow input which is unobservable in the market.

F-32

58 Daojia Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 (not covered by the auditor’s report), 2017 and 2016

(In thousands, unless otherwise noted)

Non-current assets

Non-current assets of receivables for rental deposits is a financial asset with carrying value that approximate to the fair value due to the impact of discounting is immaterial. The Company estimated fair values of non-current assets using the discounted cash flow method. The Company classifies the valuation technique as Level 3 of fair value measurement, as it uses estimated cash flow input which is unobservable in the market.

Measured on non-recurring basis

The Group’s non-financial assets, such as long-term investments, goodwill and intangible assets would be measured at fair value only if they were determined to be impaired.

Long-term investments

As of December 31, 2017 and 2018, the Group had RMB51,150 and RMB52,650, respectively, long-term investments in equity securities of privately-held companies. Such investments are reviewed periodically for impairment using fair value measurement which requires significant unobservable inputs (Level 3). Impairment loss of RMB69,049, RMB19,040 and nil was recorded in the consolidated statements of comprehensive loss for the years ended December 31, 2016, 2017 and 2018, respectively.

14.	Income taxes

BVI

The Company is exempted from income tax in the BVI on its foreign-derived income. There are no withholding taxes in the BVI.

Hong Kong

Entities incorporated in Hong Kong are subject to Hong Kong profit tax at a rate of 16.5% since January 1, 2010. The Hong Kong entity operations were immaterial for the years ended December 31, 2017 and 2018. The Company's subsidiaries incorporated in other jurisdictions such as the Australia, Singapore, Korea, India and Taiwan were subject to income tax charges calculated on the basis of the tax laws enacted or substantially enacted in the countries where the Company's subsidiaries operate and generate income.

PRC

On March 16, 2007, the National People’s Congress of PRC enacted an Enterprise Income Tax Law (“EIT Law”), under which FIEs and domestic companies would be subject to EIT at a uniform rate of 25%. The EIT law became effective on January 1, 2008.

According to a policy promulgated by the State Tax Bureau of the PRC and effective from 2008 onwards, enterprises engaging in research and development activities are entitled to claim 150% of the research and development expenses so incurred in a year as tax deductible expenses in determining its tax assessable profits for that year (“Super Deduction”). Beijing 58 home and Tianjin 58 home had claimed such Super Deduction in ascertaining its tax assessable income for the years ended December 31, 2016, 2017 and 2018, respectively.

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the EIT Law merely define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located.” Based on a review of surrounding facts and circumstances, the Company does not believe that it is likely that its operations outside of the PRC should be considered a resident enterprise for PRC tax purposes.

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58 Daojia Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 (not covered by the auditor’s report), 2017 and 2016

(In thousands, unless otherwise noted)

The EIT Law also imposes a withholding income tax of 10% on dividends distributed by an FIE to its immediate holding company outside of PRC, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within PRC or if the received dividends have no connection with the establishment or place of such immediate holding company within PRC, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with PRC that provides for a different withholding arrangement. The British Virgin Island, where the Company was incorporated, does not have such tax treaty with PRC. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by an FIE in PRC to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the FIE). The Company’s subsidiaries and the VIEs were in accumulated loss positions as of December 31, 2018. Accordingly, no deferred income tax was accrued as of December 31, 2018.

The provisions for income tax (expenses)/benefit are summarized as follows:

	For the year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Current tax expense	-	(2,191)	(460)
Deferred tax benefit	-	-	4,197
Income tax (expense)/benefit	-	(2,191)	3,737

The following table sets forth reconciliation between the statutory EIT rate and the effective tax rate:

	For the year ended December 31,
	2016	2017	2018
Statutory income tax rates	25.0%	25.0%	25.0%
Change in valuation allowance	(13.9)%	(19.7)%	(18.9)%
Permanent book-tax differences	(9.1)%	(5.0)%	(2.8)%
Effect of lower tax rates in other jurisdictions	(2.0)%	(0.6)%	(3.1)%
Effective tax rate	-	(0.3)%	0.2%

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58 Daojia Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 (not covered by the auditor’s report), 2017 and 2016

(In thousands, unless otherwise noted)

Deferred tax assets and liabilities

The following table sets forth the significant components of the aggregate deferred tax assets and liabilities:

	As of December 31,
	2017	2018
	RMB	RMB
Deferred tax assets
Accrued payroll and other expenses	2,636	5,276
Bad debt provision	6,081	17,368
Intangible assets impairment and disposal	674	674
Net operating losses carried forwards	409,687	680,242
Advertising expenses in excess of deduction limits	70,077	105,872
Total deferred tax assets	489,155	809,432
Less: valuation allowance	(481,420)	(801,968)
Total deferred tax assets, net	7,735	7,464

Deferred tax liabilities
Acquired intangible assets	31,899	27,589
Total deferred tax liabilities, net	31,899	27,589

A valuation allowance is provided against deferred tax assets when the Company determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Company evaluates a variety of factors including the Group’s operating history, accumulated deficit, existence of taxable temporary differences and reversal periods.

As of December 31, 2018, the net operating losses carried forward in overseas jurisdictions, subject to the tax laws enacted or substantially enacted in the countries where the Company's subsidiaries operate and generate income, of RMB512 million, are allowed to be carried forward to offset against future taxable profits. Such carry forward of tax losses of RMB430 million has no time limit, while the tax losses of RMB82 million will expire, if unused, in the years ending December 31, 2018 through 2026. As of December 31, 2018, the Group had net operating losses carried forward of subsidiaries incorporated in the PRC and subject to the agreement of the PRC tax authorities of RMB2.4 billion which will expire during the period between December 31, 2018 and December 31, 2023. There is no expiration for the advertising expenses that were in excess of annual deduction limits and carried forward.

The Group has incurred net accumulated operating losses for income tax purposes since its inception. The Company believes that except for subsidiaries in Hong Kong and Taiwan, it is more likely than not that these net accumulated operating losses and other deferred tax assets will not be utilized in the future. Therefore, the Company had provided valuation allowances of RMB481,420 and RMB801,968 for the deferred tax assets as of December 31, 2017 and 2018, respectively.

Movement of valuation allowance

	For the year ended December31,
	2016	2017	2018
	RMB	RMB	RMB

Balance at beginning of the period	160,676	302,642	481,420
Provision	141,966	178,778	320,548
Balance at the end of the period	302,642	481,420	801,968

F-35

58 Daojia Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 (not covered by the auditor’s report), 2017 and 2016

(In thousands, unless otherwise noted)

15.	Preferred shares and warrants

Series A round equity financing of 58 Daojia and 58 Freight

On November 27, 2015, the Company completed its Series A round of equity financing, with participation from Taobao, global investment firm KKR, and Ping An Group. Following the closing of the Series A round of equity financing, 58.com Inc. holds 87.9% of the total outstanding ordinary shares of the Company and 61.7% of the total outstanding shares of the Company on an as-converted basis.

On July 8, 2016, a 4-for-1 stock split for all ordinary shares and Series A Preferred Shares was approved by the shareholders. While the stock split increased the number of shares for each shareholder, the percentage of their ownership in the Company was not affected. This share split has been retrospectively reflected for all periods presented.

On August 7, 2018, Taobao converted 54,211,111 Series A Preferred Shares of 58 Home to 75,476,660 Series A Preferred Shares of 58 Freight, with fair value of US$1.8134 per share in 58 Freight. Following the closing of the share conversion, 58.com Inc. holds 68.8% of the total outstanding shares of the Company on an as-converted basis. The difference between the fair value of converted Series A Preferred Shares of 58 Freight and the book value of the original Series A Preferred Shares of 58 Home was recognized as deemed dividend to Taobao in the consolidated financial statements.

As of December 31, 2018, the Company’s preferred shares comprised of the following:

			Shares
Series	Date of Issuance	Issue Price Per Share	Authorized	Forfeited	Outstanding
		US$
A	27-Nov-15	1.8382	163,200,000	54,211,111	108,988,889

Key terms of the Series A Preferred Shares are summarized as follows:

Dividend rights

The holders of the Series A Preferred Shares shall be entitled to noncumulative dividends in preference to any dividend on the ordinary shares at the rate of 5% per annum of Series A Preferred Shares issue price. After payment of all declared dividends on the Series A Preferred Shares has been paid or set aside for payment to the holders of Series A Preferred Shares in a calendar year, any additional dividends declared shall be distributed among all holders of ordinary shares. All shareholders shall also be entitled to receive any non-cash dividends declared by the board of directors pursuant to the foregoing distribution priority.

Liquidation preference

In the event of a liquidation, each holder of the Series A Preferred Shares then outstanding shall be entitled to receive, prior to any distribution or payment to any holder of ordinary shares or any other shares, an amount per Series A Preferred Share equal to the greater of (i) the sum of (a) one hundred and twenty percent (120%) of Series A Preferred Share issue price, plus (b) any dividends declared and unpaid with respect to each Series A Preferred Share, and (ii) such amount per share as would have been payable had all funds and assets legally available for distribution to the shareholders been distributed pro rata among the holders of Series A Preferred Shares (on an as converted basis) and ordinary shares immediately following the liquidation. In the event that available assets are insufficient to permit payment of the Series A Preferred Share amount in full to all holders of Series A Preferred Shares, then the assets of the Company shall be distributed ratably to the Series A Preferred Shares holders based on their proportionate share ownership.

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58 Daojia Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 (not covered by the auditor’s report), 2017 and 2016

(In thousands, unless otherwise noted)

Redemption rights

There is no redemption right with respect to the Series A Preferred Share. However, if the Company grants any investor redemption rights in any future financing, each holder of Series A Preferred Shares shall have the same redemption rights automatically without further consideration.

Conversion rights

Each of the Series A Preferred Shares is convertible into the number of fully-paid ordinary shares as determined by dividing the original issue price applicable to such preferred shares by the conversion price in effect at that time. The initial conversion ratio for Series A Preferred Shares to Class A Ordinary Shares shall be 1:1 adjusted for share splits, share dividends, recapitalization and similar transactions.

The Series A Preferred Shares shall automatically be converted into ordinary shares at the conversion price in effect upon the closing of a Qualified IPO.

Voting rights

Each Series A Preferred Share conveys the voting right of one vote for each Class A Ordinary Shares into which such Series A Preferred Shares can be converted.

Series B round equity financing of 58 Freight

On August 7, 2018, 58 Freight completed its Series B round of equity financing, with participation from Taobao, Cainiao Smart Logistics Network (Hong Kong) Limited (“Cainiao”),Vision Carnation Limited and other investors. In conjunction with the issuance of Series B Preferred Shares, 58 Freight granted the investors the warrants to purchase up to 57,988,166 Series B Preferred Shares of 58 Freight at a purchase price of US$1.3580 per share for Cainiao and US$1.8107 per share for other investors. These warrants were exercisable upon issuance and have an exercise period of nine months.

The Company has allocated the gross proceeds of Series B Preferred Shares first to warrants based on their standalone fair value at issuance, and the residual proceeds to Series B Preferred Shares. For certain investors to whom 58 Freight issued a combination of Series B Preferred Shares, warrants and the convertible notes (Note 18), the residual proceeds equivalent to the total gross proceeds from Series B Preferred Shares and convertible notes minus the fair value of both warrants and convertible notes were allocated to Series B Preferred Shares. The warrants were initially recorded as a liability because they were exercisable to purchase Series B Preferred Shares which are redeemable upon the failure to consummate a Qualified IPO by 58 Freight on or prior to the fifth anniversary of the issuance date. The warrants were marked to market from the warrants issuance date until the date they were exercised or expired.

Following the closing of the Series B financing, the Company holds 73.8% of the total outstanding ordinary shares of 58 Freight and 52.9% of the total outstanding shares of 58 Freight on an as-converted basis.

The preferred shares of 58 Freight were accounted for as Mezzanine classified non-controlling interest in the consolidated financial statements of the Company.

F-37

58 Daojia Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 (not covered by the auditor’s report), 2017 and 2016

(In thousands, unless otherwise noted)

As of December 31, 2018, 58 Freight’s preferred shares comprised of the following:

			Shares
Series	Date of Issuance	Issue Price Per Share	Authorized	Issued and Outstanding
		US$
A	August 7, 2018	1.8107	368,195,985	75,476,660
B	August 7, 2018	1.8107	173,913,931	57,446,943

Key terms of 58 Freight’s Series A and Series B Preferred Shares are summarized as follows:

Liquidation preference

In the event of a liquidation, dissolution or winding up of 58 Freight, including deemed liquidation event, available assets of 58 Freight are first distributed to the holders of Series A and Series B Preferred Shares at their original issuance price per share multiplied by a simple annual interest of ten percent (10%) per preferred share, plus any declared but unpaid dividends adjusted for share splits, share dividends.

Redemption rights

If 58 Freight fails to consummate a Qualified IPO, nor has a trade sale of 58 Freight occurred, on or prior to the fifth anniversary of the issuance of Series A and Series B Preferred Shares, any holder of the Series A and Series B Preferred Shares may require 58 Freight to redeem up to all of the preferred shares held by such holder with 10% interest and all declared but not paid dividend.

The accretion to the redemption value commenced at the issuance date and continue until such time that the preferred shares are no longer redeemable. The Company recognized changes in the redemption value of the preferred shares, as if the reporting date is the redemption date of the preferred shares.

Conversion rights

Each of the Series A and Series B Preferred Shares is convertible into the number of Class A Ordinary Shares as determined by dividing the original issue price applicable to such preferred shares by the conversion price in effect at that time. The initial conversion ratio for Series A and Series B Preferred Shares to Class A Ordinary Shares shall be 1:1 adjusted for share splits, share dividends, recapitalization and similar transactions.

The Series A and Series B Preferred Shares shall automatically be converted into Class A Ordinary Shares at the conversion price in effect upon the closing of a Qualified IPO.

Voting rights

Each Series A and Series B Preferred Share conveys the voting right of one vote for each Class A Ordinary Share into which such Series A and Series B Preferred Shares can be converted.

16.	Ordinary shares

The Company was incorporated in BVI in January 2015. The Company was authorized to issue a maximum of 640,800,000 shares with a par value of US$0.00001 per share. As of December 31, 2015, 83,100,000 Class A Ordinary Shares, 1,880,000 Class B Ordinary Shares and 6,000,000 Class C Ordinary Shares were issued.

Under the share repurchase agreement approved by the Company’s board of directors on July 4, 2016, the Company repurchased 3,100,000 Class A Ordinary Shares from a shareholder for total considerations of RMB10,000.

F-38

58 Daojia Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 (not covered by the auditor’s report), 2017 and 2016

(In thousands, unless otherwise noted)

On July 8, 2016, a 4-for-1 stock split for all ordinary shares and Series A Preferred Shares was approved by the shareholders. While the stock split increased the number of shares for each shareholder, the percentage of their ownership in the Company was not affected. This share split has been retrospectively reflected for all periods presented. The authorized 640,800,000 shares were divided into 2,563,200,000 shares including 163,200,000 preferred shares in connection with the issuance of Series A Preferred Shares with a par value of US$0.0000025 per share.

In September 2016, the Company granted 12,400,000 fully vested restricted shares to a senior management member of the Company.

As of December 31, 2017 and 2018, 332,400,000 Class A Ordinary Shares, 7,520,000 Class B Ordinary Shares and 24,000,000 Class C Ordinary Shares were issued and outstanding.

17.	Share-based compensation

Share options relating to ordinary shares of the Company

In February 2015, the Company adopted its 2015 Share Incentive Plan, or the 58 Home 2015 Plan. The maximum aggregate number of shares which may be issued pursuant to all awards under the 58 Home 2015 Plan is 80,000,000 ordinary shares of 58 Home. The 58 Home 2015 Plan permits the awards of options and restricted shares. Unless terminated earlier, the 58 Home 2015 Plan will terminate automatically in 2025. In connection with the Series A round of equity financing closed on November 27, 2015, the maximum aggregate number of shares which may be issued under the 58 Home 2015 Plan was increased by 8,000,000 ordinary shares of 58 Home.

A summary of the 58 Home’s share option activities for the year ended December 31, 2016, 2017 and 2018 is presented below:

	Number of Options	Weighted Average Exercise Price per share	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
		US$	In years	US$
Outstanding as of December 31, 2016	36,816,000	0.22	8.28	29,760
Granted	4,934,000	1.04
Forfeited	(11,206,500)	0.02
Outstanding as of December 31, 2017	30,543,500	0.43	7.76	66,344
Granted	-	-
Forfeited	(347,500)	2.81
Outstanding as of December 31, 2018	30,196,000	0.40	6.70	63,632

In October 2017, the Company granted 3,356,000 share options to certain employees at the exercise price of US$0.92 per share and 1,538,000 share options to certain employees at the exercise price of US$1.31 per share, where 50% of the options shall be vested upon the second anniversary of grant date and remaining shall vest every six months thereafter in four equal installments. There is no grant of share options in 2018.

The weighted average grant date fair value of options granted for the year ended December 31, 2016, 2017 and 2018 was US$0.59, US$1.84 and nil per share, respectively.

F-39

58 Daojia Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 (not covered by the auditor’s report), 2017 and 2016

(In thousands, unless otherwise noted)

The Company estimated the fair value of share options using the binominal option-pricing model with the assistance from an independent valuation firm. The fair value of each option granted under the 58 Home 2015 Plan was estimated on the date of grant with the following assumptions:

	2016	2017
Expected volatility	56.90%-57.5%	50.53%
Risk-free interest rate (per annum)	2.27%-2.98%	2.33%
Exercise multiple	2.2-2.8	2.2
Expected dividend yield	0.00%	0.00%
Expected term (in years)	10	10
Expected forfeiture rate (post-vesting)	0.25%	0.00%
Fair value per share of the underlying shares on the date of option grants (US$)	0.99-1.03	1.75-1.88

The Company estimated the risk free rate based on the yield to maturity of US treasury bonds denominated in US$ at the option valuation date. The exercise multiple is estimated as the ratio of fair value of underlying shares over the exercise price as at the time the option is exercised, based on a consideration of research study regarding exercise pattern based on historical statistical data. Expected term is the contract life of the option. The expected volatility at the date of grant date and each option valuation date was estimated based on the historical stock prices of comparable companies. The Company has never declared or paid any cash dividends on its capital stock, and the Company does not anticipate any dividend payments on its ordinary shares in the foreseeable future.

Share-based compensation expenses for the share-based awards which are based on service conditions are recognized using the straight-line attribution approach. The Company recognizes no compensation expense for share-based awards with performance conditions unless the performance conditions become probable of being achieved.

For the years ended December 31, 2016, 2017 and 2018, the Company recognized share-based compensation expenses of RMB89,634, RMB527 and RMB605 for share options granted under 58 Home 2015 Plan.

As of December 31, 2018, there were a total of RMB56,950 unrecognized compensation expenses, adjusted for estimated forfeitures, related to non-vested share-based compensation arrangement under 58 Home 2015 Plan. The expense is expected to be recognized over a weighted average period of 1.88 years. Total unrecognized compensation expenses may be adjusted for future changes in estimated forfeitures.

Share-based awards relating to GogoVan Cayman

On March 24, 2015, GogoVan Cayman adopted a Share Incentive Plan (the “GogoVan Plan”) which provides share-based awards to employees and non-employees for their services. The maximum aggregate number of shares which may be issued pursuant to all awards under the GogoVan Plan is 14,901,508 of GogoVan Cayman’s ordinary shares. GogoVan Cayman became the principal shareholder of 58 Freight after it was acquired by newly issued ordinary shares of 58 Freight in August 2017, so the cost relating to such share-based awards is recognized by the Company as a contribution from principal shareholder in connection with the services provided.

The options granted vest over a period of three years and have a term of ten years. Upon the termination of an option holder’s employment, all unvested options will immediately terminate and vested options will remain exercisable for a period of 90 days after date of termination (one year in the case of death or disability), unless otherwise specified in an option holder’s employment or stock option agreement.

F-40

58 Daojia Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 (not covered by the auditor’s report), 2017 and 2016

(In thousands, unless otherwise noted)

A summary of share-based option activities under GogoVan Plan for the year ended December 31, 2018 is presented below:

	Number of Share Options of GogoVan Cayman	Weighted Average Exercise Price per share	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
		US$	In years	US$
Outstanding as of December 31, 2017	5,621,684	0.20	7.23	5,713
Granted	8,957,602	0.0001
Exercised	(28,486)	0.19
Forfeited	(2,230,792)	0.27
Outstanding as of December 31, 2018	12,320,008	0.04	6.23	20,660

There was no grant of GogoVan Cayman’s share options in 2017.

In April 2018, 8,957,602 of GogoVan Cayman’s share options were granted at the exercise price of US$0.0001 per share. The weighted average grant date fair value was US$1.90 per share.

The Company estimated the fair value of share options using the binominal option-pricing model with the assistance from an independent valuation firm. The fair value of each option granted under the GogoVan Plan was estimated on the date of grant with the following assumptions:

2018
Expected volatility	50%
Risk-free interest rate (per annum)	2.02%
Exercise multiple	2.8
Expected dividend yield	0%
Expected term (in years)	6.9
Expected forfeiture rate (post-vesting)	20%
Fair value per share of the underlying shares on the date of option grants (US$)	1.904

Share-based compensation expenses for the share-based awards which are based on service conditions are recognized using the straight-line attribution approach. The Company recognizes no compensation expense for share-based awards with performance conditions unless the performance conditions become probable of being achieved.

For the years ended December 31, 2017 and 2018, the Company recognized share-based compensation of RMB2,527 and RMB96,417 under GogoVan Plan, respectively.

As of December 31, 2018, there were a total of RMB24,025 of unamortized compensation costs related to these outstanding share-based awards under GogoVan Plan granted by GogoVan Cayman, adjusted for estimated forfeitures. The expense is expected to be recognized over a weighted average period of 1.87 years.

F-41

58 Daojia Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 (not covered by the auditor’s report), 2017 and 2016

(In thousands, unless otherwise noted)

18.	Convertible notes

On July 12, 2018, 58 Freight issued s loan of RMB159,400, which is convertible into equity interests in Tianjin Freight, and the warrants to purchase Series B Preferred Shares of 58 Freight at a per-share price of US$1.8107 to Qianhai Equity Investment Fund (limited partnership) and Zhuhai Hengqin Fortune Huaxin Investment Partnership. The exercise of such warrants and repayment of the loan are in conjunction with each other, and conditional upon the approval from PRC government authority on converting loan of RMB into USD for the purchase of the Series B Preferred Shares by exercise of warrants. The Company accounted for the combined instruments as convertible notes, which is convertible into Series B Preferred Shares of 58 Freight with a conversion price of US$1.8107, equivalent to the original issuance price of Series B Preferred Shares of 58 Freight. The exercise period of such convertible notes is 15.2 years.

The holders of such convertible notes are entitled to participate in the redemption and liquidation of 58 Freight with the equivalent rights as the holders of Series B Preferred Shares. The Company elected the fair value option and recognized the convertible notes as financial liabilities measured with fair value at the end of each reporting period.

19.	Related parties’ balances and transactions

Details of related party balances and transactions as of December 31, 2017 and 2018 are as follows:

(1)	Amounts due from related parties

As of December 31, 2017 and 2018, amounts due from related parties were RMB2,320 and RMB1,672, respectively, and details are as follows.

	As of December 31,
	2017	2018
	RMB	RMB
Company A (Note)	2,320	517
Cainiao	-	1,155
Total	2,320	1,672

Note:

Company A is a cost method equity investee of the Group. The amount due from it was related to commission revenue from nursing services provided to it. The amount due from Cainiao was related to delivery revenue from logistics services provided.

(2)	Amounts due to related parties

Amounts due to related parties represented amounts due to Cainiao for membership card deposits from it. As of December 31, 2017 and 2018, amounts due to Cainiao was nil and RMB2,901, respectively.

(3)	Services provided to related parties

	For the year ended of December 31,
	2016	2017	2018
	RMB	RMB	RMB
Company A	4,764	3,432	1,238
Cainiao	-	-	1,074
Total	4,764	3,432	2,312

F-42

58 Daojia Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 (not covered by the auditor’s report), 2017 and 2016

(In thousands, unless otherwise noted)

(4)	Services provided by a related party

There was no service provided by related parties for the year ended December 31, 2016 and 2017. For the year ended December 31, 2018, the Group received service provided by Cainiao amounted to RMB2,901.

20.	Commitments and contingencies

(a)	Commitments

As of December 31, 2018, future minimum commitments under non-cancelable agreements were as follows:

	2019	2020	2021	2022	2023	Thereafter	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Operating lease commitments	71,256	52,944	30,539	11,006	9,131	36,526	211,402

Other than those shown above, the Company does not have any significant capital or other commitments, long-term obligations, or guarantees as of December 31, 2018.

(b)	Contingencies

The Group is not currently a party to, nor is aware of, any legal proceeding, investigation or claim which is likely to have a material adverse effect on the Group’s business, financial condition, results of operations, or cash flows. The Group did not record any legal contingencies as of December 31, 2018.

21.	Subsequent events

In January 2019, 58 Freight completed the issuance of additional Series B Preferred Shares to investors with an aggregated purchase price collected of US$15,412.

In January 2019, 58 Freight completed the issuance of a convertible note to an investor with purchase price of RMB11,607.

In January 2019, Daojia Holding, which undertakes domestic services together with its subsidiaries and VIEs, completed a Series A round of equity financing and received cash consideration of US$55,010 and RMB259,899, respectively.

F-43